UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On September 20, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) entered into a secured convertible bridge loan agreement (the “Bridge Loan Agreement”) by and between the Company, as the borrower, Apex Innovation Global Limited, a company organized under the laws of the British Virgin Islands (“Apex”), as the lender, and Mr. Alexander King Ong Kong, as the guarantor.

Under the Bridge Loan Agreement, Apex agreed to lend the Company US$1,500,000 in a single advance, bearing interest at one percent (1%) per annum, with a maturity date of the earlier of (a) eighteen (18) months after the drawdown date and (b) the date of completion of the proposed acquisition of Animoca Brands Corporation Limited by the Company. The loan is convertible at Apex’s option into ordinary shares of the Company at a conversion price equal to the lower of (a) US$2.85 and (b) eighty-five percent (85%) of the lowest price per share at which any security is issued, sold or made convertible in any fundraising for gross proceeds of US$1,000,000 or more occurring after the date of the agreement, subject to a floor price of US$3.19, and subject to an exchange cap of 19.99% of the Company’s outstanding ordinary shares without shareholder approval. The Bridge Loan Agreement requires mandatory prepayment of twenty percent (20%) of the net cash proceeds of any fundraising and one hundred percent (100%) of the net proceeds of any out-of-ordinary-course asset disposal. The loan is subordinated in right of payment to the Company’s existing loan from Moca Services Limited, up to a senior debt cap of US$1,500,000 in principal together with interest accruing on that principal at a rate not exceeding ten percent (10%) per annum.

The loan is secured by a first-ranking share mortgage dated September 20, 2026, under which Pine Mountain Holdings Limited (the “Mortgagor”), a British Virgin Islands company, granted a first legal mortgage and first fixed charge over 1,000,000 fully paid ordinary shares of the Company in favor of Apex. The mortgaged shares are separate from, and additional to, the ordinary shares previously mortgaged in favor of Moca Services Limited. The Bridge Loan Agreement and the share mortgage require the Mortgagor to maintain collateral coverage of at least 166.67% of the outstanding amount, tested at the close of each trading day, with any shortfall to be met within two business days of notice from Apex. Mr. Alexander King Ong Kong has provided a personal guarantee of the Company’s obligations under the Bridge Loan Agreement, which becomes effective if the security created by the share mortgage becomes invalid, unenforceable or subordinated, or if any amount remains outstanding following enforcement of that security, and under which his liability is limited to the outstanding principal amount of the loan together with interest.

The foregoing description of the Bridge Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1*	Secured Convertible Bridge Loan Agreement, dated September 20, 2026, by and among Currenc Group Inc., Apex Innovation Global Limited and Alexander King Ong Kong.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 24, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer